Exhibit 99.1

Execution Version

THIRD AMENDMENT TO SEVENTH AMENDED AND RESTATED CREDIT AGREEMENT

THIRD AMENDMENT TO SEVENTH AMENDED AND RESTATED CREDIT AGREEMENT (this “Amendment”), dated as of August 17, 2023 by and among GFL ENVIRONMENTAL INC., a corporation existing under the laws of Ontario, Canada (the “Canadian Borrower”), GFL ENVIRONMENTAL USA INC., a corporation existing under the laws of Delaware (the “US Borrower”), the Guarantors party hereto, BANK OF MONTREAL, as administrative agent (in such capacity, the “Administrative Agent”) and collateral agent for the Lenders under the Existing Credit Agreement (as defined below), and each Lender party hereto.

RECITALS:

1.            The Canadian Borrower, the US Borrower, the Guarantors, Bank of Montreal, as administrative agent and collateral agent, and each Lender from time to time party thereto are parties to that certain Seventh Amended and Restated Credit Agreement dated as of September 27, 2021 as amending by First Amendment dated as of May 27, 2022 and Second Amendment dated as of January 11, 2023 (the “Existing Credit Agreement”).

2.            The Canadian Borrower has requested, and the Lenders have agreed to, amend certain provisions of the Existing Credit Agreement.

3.            In consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

SECTION 1.      Defined Terms. Capitalized terms used and not otherwise defined herein have the meanings assigned to them in the Existing Credit Agreement as amended hereby (the “Amended Credit Agreement”).

SECTION 2.      Amendments to the Existing Credit Agreement. In accordance with Section 24.3 of the Existing Credit Agreement and effective as of the Third Amendment Effective Date, the parties hereto agree as follows:

(a)  Section 14.3.1.17 of the Existing Credit Agreement is hereby amended to delete the clause “an amount equal to the greater of (i) C$45,000,000, and (ii) 1.5% of Consolidated Total Assets” and substituting the clause “an amount equal to 5.0% of Consolidated Total Assets” therefor such that Section 14.3.1.17 shall read as set forth below:

14.3.1.17            Indebtedness of Restricted Subsidiaries which are not Guarantors, provided that the aggregate amount of such Indebtedness does not exceed, at any time, an amount equal to 5.0% of Consolidated Total Assets determined at the time of incurrence of such Indebtedness (calculated on a Pro Forma Basis); and, in each case, such Indebtedness is not guaranteed by any Obligor and, to the extent such Indebtedness is secured, the security therefor is solely against the assets of such Restricted Subsidiaries;

(b) Section 14.3.15.3 of the Existing Credit Agreement is hereby amended to delete the clause “the greater of (i) C$40,000,000, and (ii) and 1.2% of Consolidated Total Assets” and substituting the clause “an amount equal to 5.0% of Consolidated Total Assets” therefor such that Section 14.3.15.3 shall read as set forth below:

14.3.15.3            financial assistance or investments by Obligors in Restricted Subsidiaries that are not Obligors in an aggregate principal amount at any time outstanding under this Section 14.3.15.3 and when aggregated with Indebtedness of Obligors to Restricted Subsidiaries which are not Obligors in accordance with Section 14.3.1.12 not to exceed an amount equal to 5.0% of Consolidated Total Assets determined at the time of incurrence of such financial assistance (calculated on a Pro Forma Basis);

(c) Section 16.1.7 of the Existing Credit Agreement is hereby amended to add the clause “or the Restricted Subsidiaries” immediately following the clause “The Obligors” such that Section 16.1.7 shall read as set forth below:

16.1.7 Cross-Default to Indebtedness: The Obligors or the Restricted Subsidiaries shall fail to pay any of their respective (i) Indebtedness (other than that referred to in Sections 14.3.1.4, 14.3.1.5, 14.3.1.13, 16.1.1 and 16.1.2) or any interest or premium thereon, when due (whether at scheduled maturity or by required prepayment, acceleration, demand or otherwise) the outstanding principal amount of which individually or in the aggregate at any time exceeds US$100,000,000 or the Equivalent Amount in another currency or (ii) Indebtedness under the Term Loan Agreement and in either case of (i) or (ii) such failure shall continue after the applicable grace period, if any, specified in the agreement or instrument relating to such Indebtedness; or any other default or event shall occur and shall continue after the applicable grace period, if any, specified in such agreement or instrument, if the effect of such default or event is to accelerate, or to permit the acceleration of, the maturity of such Indebtedness; or any such Indebtedness, the outstanding principal amount of which individually or in the aggregate at any time exceeds US$100,000,000 or the Equivalent Amount in any other currency, shall be declared to be due and payable, or required to be prepaid (other than by a regularly scheduled required prepayment), prior to the stated maturity thereof; or

SECTION 3.      Representations and Warranties. To induce the other parties hereto to enter into this Amendment, each Obligor represents and warrants to the other parties hereto on the Third Amendment Effective Date as follows:

(a)            The execution, delivery and performance by each Obligor of this Amendment has been duly authorized by all necessary corporate or other organizational action by such Obligor. This Amendment and the Amended Credit Agreement constitute each Obligor’s legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to (i) applicable bankruptcy, reorganization, moratorium or similar laws affecting creditors’ rights generally, (ii) the fact that specific performance and injunctive relief may only be given in the discretion of the courts, and (iii) the equitable or statutory powers of the courts to stay proceedings before them and to stay the execution of judgments.

(b)            The representations and warranties of the Obligors set forth in Section 2.1 of the Amended Credit Agreement, subject to any revision or update to Schedules made pursuant to Section 14.1.2.8 or to be made in connection with any Permitted Acquisition as required by Section 14.1.2.8, and, except the representations and warranties set forth in Section 2.1.16 (which shall be read as if they referred to the most recent financial statements delivered by the Obligors to the Administrative Agent pursuant to Section 14.1.2) and Section 2.1.34 (which shall be read as if they referred to the Third Amendment Effective Date), are true and correct in all material respects on and as of the Third Amendment Effective Date (immediately after giving effect to this Amendment), except for representations and warranties (i) that are already qualified by materiality, which representations and warranties shall be true and correct after giving effect to such materiality qualifier; (ii) that are made as of specific date which shall be true and correct as of such specific date; and (iii) that relate to revisions to Schedules 2.1.10 (Real and Immoveable Property), 2.1.13 (Intellectual Property) or 2.1.23 (Corporate Chart and Subsidiaries) to reflect information relating to any Dispositions permitted by the Credit Agreement, the designations of Unrestricted Subsidiaries permitted by the Credit Agreement and any amalgamation, merger, wind-up or dissolution, which revisions shall be reflected in an update to the Schedules to be delivered within 30 days of the next fiscal quarter end, namely October 31, 2023.

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(c)            No Default or Event of Default has occurred and is continuing as of the Third Amendment Effective Date.

SECTION 4. Third Amendment Effective Date. This Amendment shall become effective as of the first date (the “Third Amendment Effective Date”) on which each of the following conditions shall have been satisfied (or waived by the Required Lenders and the Administrative Agent):

(a)            The Administrative Agent shall have received a counterpart signature page of this Amendment duly executed by each Obligor, the Administrative Agent and the Lenders constituting the Required Lenders.

(b)            The Administrative Agent shall have received a certificate signed by a Responsible Officer (i) of the Canadian Borrower, certifying that attached thereto are extracts from the by-laws or other constating documents of the Canadian Borrower evidencing the authority of the Responsible Officers of the Canadian Borrower executing this Amendment to execute and deliver this Amendment on behalf of the Canadian Borrower, (ii) of each Obligor other than the Canadian Borrower, certifying that attached thereto are resolutions evidencing necessary corporate action on their part approving and authorizing the execution, delivery and performance of this Amendment and approving and authorizing the manner in which and by whom this Amendment is to be executed and delivered, and (iii) of each Obligor, attaching signature and incumbency certificates of the Responsible Officers of such Obligor executing this Amendment.

(c)            The Administrative Agent shall have received a certificate of status, compliance, good standing or like certificate with respect to each Obligor issued by the appropriate government officials of the jurisdiction of its incorporation or amalgamation, as applicable.

(d)            On and as of the Third Amendment Effective Date the representations and warranties of the Obligors set forth in SECTION 3 hereof shall be true and correct.

SECTION 5. Effect of Amendment.

(a)            Except as expressly set forth herein, this Amendment shall not by implication or otherwise limit, impair, constitute a waiver of or otherwise affect the rights and remedies of the Lenders or Agents under the Amended Credit Agreement or any other Loan Document, and shall not alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Amended Credit Agreement or any other provision of the Amended Credit Agreement or of any other Loan Document, all of which are ratified and affirmed in all respects and shall continue in full force and effect. Nothing herein shall be deemed to entitle the Borrower to a consent to, or a waiver, amendment, modification or other change of, any of the terms, conditions, obligations, covenants or agreements contained in the Amended Credit Agreement or any other Loan Document in similar or different circumstances.

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(b)            From and after the Third Amendment Effective Date, each reference in the Existing Credit Agreement to “this Agreement”, “hereunder”, “hereof”, “herein”, or words of like import, and each reference to the “Credit Agreement” in any other Loan Document shall be deemed a reference to the Amended Credit Agreement. This Amendment shall constitute a “Loan Document” for all purposes of the Amended Credit Agreement and the other Loan Documents.

(c)            Each Obligor hereby (i) acknowledges that it has reviewed the terms and provisions of this Amendment, (ii) ratifies and reaffirms all of its payment and performance obligations, contingent or otherwise, under each of the Loan Documents to which it is a party, (iii) ratifies and reaffirms each grant of a lien on, or security interest in, its property made pursuant to the Loan Documents (including, without limitation, each grant of security made by such Obligor (or by any predecessor to it, as applicable) pursuant to the Security Documents) and confirms that such liens and security interests continue to secure its Obligations under the Loan Documents (including, for the avoidance of doubt, all Obligations, Obligations Secured and Guaranteed Obligations, each as defined in the applicable Loan Document), subject to the terms thereof, (iv) acknowledges and agrees that each Loan Document to which it is a party or otherwise bound shall continue and remain in full force and effect and all of its obligations thereunder shall be valid and enforceable and not be impaired or limited by the execution of this Amendment and (v) in the case of each Guarantor, ratifies and reaffirms its guarantee of the Obligations, Obligations Secured, and Guaranteed Obligations (each as defined in the applicable Loan Document) pursuant to its Guarantee.

(d)            Each party hereto agrees and acknowledges that this Amendment constitutes all notices or requests required under Section 24.3 of the Existing Credit Agreement, and to the extent inconsistent with any requirement or provision thereof, hereby waives any such inconsistency in effecting the amendments, agreements and undertakings provided herein.

SECTION 6.      Amendments; Severability. This Amendment may not be amended nor may any provision hereof be waived except pursuant to Section 10.01 of the Amended Credit Agreement. If any provision of this Amendment is held to be illegal, invalid or unenforceable, the legality, validity and enforceability of the remaining provisions of this Amendment shall not be affected or impaired thereby. The invalidity of a provision in a particular jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

SECTION 7.      GOVERNING LAW: The provisions of Sections 24.13, 24.14, 24.15 and 24.16 of the Amended Credit Agreement are incorporated herein by reference, mutatis mutandis.

SECTION 8.      Headings. Section headings herein are included for convenience of reference only and shall not affect the interpretation of this Amendment.

SECTION 9.      Counterparts; Electronic Execution.

(a) This Amendment may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Amendment and the other Loan Documents and any separate letter agreements with respect to fees payable to the Administrative Agent constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof.

(b) The words “execution,” “signed,” “signature,” and words of like import in this Amendment and the Amended Credit Agreement shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any Applicable Law, including Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada), the Electronic Commerce Act, 2000 (Ontario) and other similar federal or provincial laws based on the Uniform Electronic Commerce Act of the Uniform Applicable Law Conference of Canada or its Uniform Electronic Evidence Act, as the case may be.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective representatives thereunto duly authorized as of the date first above written.

Address:	GFL ENVIRONMENTAL INC.
as Canadian Borrower
100 New Park Place #500,
Vaughan, ON, L4K 0H9	By:	/s/ Patrick Dovigi
Patrick Dovigi
Attention: Chief Executive Officer		President and Chief Executive Officer
Telecopier: 416-673-9380

Signature Page to Third Amendment to GFL 7th ARCA

Address:		1877984 ONTARIO INC.
MID CANADA ENVIRONMENTAL SERVICES LTD.
c/o GFL Environmental Inc.		GFL MARITIMES INC.
100 New Park Place #500,		1248544 ONTARIO LTD.
Vaughan, ON, L4K 0H9		2481638 ONTARIO INC.
2779572 ONTARIO INC.
Attention: Chief Executive Officer		2779573 ONTARIO INC.
Telecopier: 416-673-9380		2779574 ONTARIO INC.
2289587 ALBERTA ULC
ACCUWORX INC.
SMITHRITE EQUIPMENT PAINTING & REPAIR LTD.
2313159 ALBERTA ULC
2353961 ALBERTA ULC
2354010 ALBERTA ULC
TERRATEC ENVIRONMENTAL LTD.
GFL ENVIRONMENTAL SFS INC.
2406925 ALBERTA ULC
GFL UTILITY SERVICES INC.
GFL ENVIRONMENTAL SERVICES INC.
1000149403 ONTARIO INC.
CENTRE DE TRI D'ARGENTEUIL INC.
GFL ENVIRONMENTAL 2023 INC.
GREENISLE ENVIRONMENTAL INC.
NORTH ROAD HOLDINGS LTD.
SUPERIOR SANITATION SERVICES LTD.
each as Guarantor

	By:	/s/ Patrick Dovigi
Patrick Dovigi
President
I have the authority to bind each of the above-listed corporations.

Signature Page to Third Amendment to GFL 7th ARCA

Address:	GFL ENVIRONMENTAL HOLDINGS (US), INC.
GFL HOLDCO (US), LLC
c/o GFL Environmental Inc.	GFL ENVIRONMENTAL REAL PROPERTY, INC.
100 New Park Place #500,	BALDWIN PONTIAC LLC
Vaughan, ON, L4K 0H9	GFL NORTH MICHIGAN LANDFILL, LLC
GFL ENVIRONMENTAL SERVICES USA, INC.
Attention: Chief Executive Officer	GFL EARTH SERVICES, INC.
Telecopier: 416-673-9380	WRANGLER HOLDCO CORP.
WASTE INDUSTRIES USA, LLC
ETC OF GEORGIA, LLC
HAW RIVER LANDCO, LLC L&L DISPOSAL,
LLC LAKEWAY LANDCO, LLC
LAKEWAY SANITATION & RECYCLING C&D, LLC
LAKEWAY SANITATION & RECYCLING MSW, LLC
LAURENS COUNTY LANDFILL, LLC
RED ROCK DISPOSAL, LLC
SAFEGUARD LANDFILL MANAGEMENT, LLC
SAMPSON COUNTY DISPOSAL, LLC
SOUTHEASTERN DISPOSAL, LLC
TRANSWASTE SERVICES, LLC
WAKE COUNTY DISPOSAL, LLC
WAKE RECLAMATION, LLC
WASTE INDUSTRIES ATLANTA, LLC
WASTE INDUSTRIES OF TENNESSEE, LLC
WASTE INDUSTRIES, LLC
WASTE SERVICES OF DECATUR, LLC
WI BURNT POPLAR TRANSFER, LLC
WI HIGH POINT LANDFILL, LLC
WI SHILOH LANDFILL, LLC
WILMINGTON LANDCO, LLC
SOIL SAFE, INC.
SOIL SAFE OF CALIFORNIA, INC.
GFL OF VIRGINIA, LLC
GFL SOUTHWEST VIRGINIA, LLC
J&E RECYCLING, LLC
GFL RECYCLING OF VIRGINIA, LLC
GFL (CW) HOLDCO, LLC
WEXFORD COUNTY LANDFILL, LLC
WEXFORD WATER TECHNOLOGIES, LLC
AMERICAN WASTE, INC.
HAZAR-BESTOS CORPORATION
NORTHERN A-1 INDUSTRIAL SERVICES, L.L.C.
EMA DEVELOPMENT, LLC
NORTHEASTERN ENVIRONMENTAL, LLC
SWD SPECIALTIES, LLC
NORTHEASTERN EXPLORATION, INC.

Signature Page to Third Amendment to GFL 7th ARCA

GFL SLIM JIM 2, LLC
GFL SLIM JIM 3, LLC GFL SLIM JIM 4, LLC
WASTE CORPORATION OF MISSOURI, LLC
GFL SOLID WASTE MIDWEST LLC
WCA WASTE CORPORATION
WCA WASTE SYSTEMS, INC.
WASTE CORPORATION OF ARKANSAS, LLC
WASTE CORPORATION OF KANSAS, LLC
WASTE CORPORATION OF TENNESSEE, LLC
WCA – KANSAS CITY TRANSFER, LLC
WCA MANAGEMENT GENERAL, INC.
WCA MANAGEMENT LIMITED, INC.
WCA OF ALABAMA, L.L.C.
WCA OF CENTRAL FLORIDA, INC.
WCA OF OKLAHOMA, LLC
WCA TEXAS MANAGEMENT GENERAL, INC.
JONES SANITATION, L.L.C.
GFL EVERGLADES HOLDINGS LLC
GFL SOLID WASTE SOUTHEAST LLC
RENEWABLE ENERGY - EAGLE POINT, LLC
MONTGOMERY TRANSFER STATION, LLC
OPELIKA TRANSFER STATION, LLC
COBB COUNTY TRANSFER STATION, LLC
GWINNETT TRANSFER STATION, LLC
SMYRNA TRANSFER STATION, LLC
EAGLE POINT LANDFILL, LLC
STONE’S THROW LANDFILL, LLC
WELCOME ALL TRANSFER STATION, LLC
GRACE DISPOSAL SYSTEMS, L.L.C.
V.F. WASTE SERVICES, LLC
6ISH HOLDINGS, INC.
GFL MUSKEGO LLC
EMERALD PARK LANDFILL, LLC
GLACIER RIDGE LANDFILL, LLC
HICKORY MEADOWS LANDFILL, LLC
MALLARD RIDGE LANDFILL, INC.
LAND & GAS RECLAMATION, INC.
SEVEN MILE CREEK LANDFILL, LLC
EMERALD WASTE SERVICES, LLC
EWS CENTRAL FLORIDA HAULING, LLC
WRH GAINESVILLE HOLDINGS, LLC
WRH GAINESVILLE, LLC
WRH ORANGE CITY, LLC
SUNSHINE RECYCLING, INC.
AMERICAN WASTE, LLC
N.E. LAND FILL, LLC
PAULS VALLEY LANDFILL, LLC
SOONER WASTE, L.L.C.
WCA OF CHICKASHA, LLC

Signature Page to Third Amendment to GFL 7th ARCA

TOWN AND COUNTRY DISPOSAL OF WESTERN MISSOURI, LLC
TOWN & COUNTRY DISPOSAL SOLID WASTE TRANSFER STATION, LLC
TOWN & COUNTRY RECYCLING, LLC
EAGLE BLUFF LANDFILL, INC.
TALLASSEE WASTE DISPOSAL CENTER, INC.
ARBOR HILLS LANDFILL, INC.
EAGLE RIDGE LANDFILL, LLC
ZION LANDFILL, INC.
GFL US 8, LLC
GFL WRANGLER HOLDCO US 2, INC.
GFL WRANGLER US 1, LLC
GFL WRANGLER US 2, LLC
GFL WRANGLER US 3, LLC
GFL WRANGLER US 4, LLC
GFL WRANGLER US 5, LLC
GFL WRANGLER US 6, LLC
OTIS ROAD LANDFILL, LLC
DAFTER SANITARY LANDFILL, INC.
PH LAND, LLC
ALABAMA DUMPSTER SERVICE, L.L.C.
ROCK ‘N BAR D, LLC
GFL US 11, LLC
COULTER COMPANIES, INC.
CLINTON LANDFILL, INC.
PDC SERVICES, INC.
COULTER CONSTRUCTION COMPANY
AREA DISPOSAL SERVICE, INC.
TAZEWELL COUNTY LANDFILL, INC.
PEORIA CITY/COUNTY LANDFILL, INC.
HICKORY RIDGE LANDFILL, INC.
WOOD ISLAND WASTE MANAGEMENT, INC.
GFL (TEXAS) REAL PROPERTY LLC
SPRINT RECYCLING CENTER - NORTHEAST, LLC
TRIPLE-S COMPOST, LLC
SPRINT FORT BEND COUNTY LANDFILL, L.P.
SPRINT MONTGOMERY COUNTY LANDFILL, LP
SPRINT WASTE OF TEXAS, LP
SPRINT WASTE SERVICES LP
GFL SLIM JIM 5, L.P.
GFL US 7, L.P.
GFL WRANGLER US, L.P.
GFL US 9, L.P.
WASTE CORPORATION OF TEXAS, L.P.
FORT BEND REGIONAL LANDFILL, L.P.
RUFFINO HILLS TRANSFER STATION, L.P.
WCA MANAGEMENT COMPANY, LP
WCA GP LLC
GFL FLORIDA HOLDING COMPANY LLC

Signature Page to Third Amendment to GFL 7th ARCA

GFL BIRMINGHAM, LLC
GFL RENEWABLES LLC
BUNN BOX, LLC
BUNN EXCAVATING, INC.
HOOSIER LANDFILL, INC.
each as Guarantor

	By:	/s/ Patrick Dovigi
Patrick Dovigi
President

BLACK CREEK RENEWABLE ENERGY, LLC
	By:	Waste Industries USA, LLC, its manager

	By:	/s/ Patrick Dovigi
Patrick Dovigi
President

BRENT RUN LANDFILL, INC.

	By:	/s/ Patrick Dovigi
Patrick Dovigi
Director

Address:	GFL ENVIRONMENTAL USA INC.
as US Borrower and Guarantor
c/o GFL Environmental Inc.
100 New Park Place #500,	By:	/s/ Patrick Dovigi
Vaughan, ON, L4K 0H9		Patrick Dovigi
President
Attention: Chief Executive Officer
Telecopier: 416-673-9380

Signature Page to Third Amendment to GFL 7th ARCA

Address:	TOTTENHAM AIRFIELD CORPORATION INC.
MOUNT ALBERT PIT INC.
c/o GFL Environmental Inc.	each as Guarantor
100 New Park Place #500,
Vaughan, ON, L4K 0H9	By:	/s/ John Bailey
John Bailey
Attention: Chief Executive Officer		President and Secretary

Telecopier: 416-673-9380	I have the authority to bind each of the above-listed corporations.

Signature Page to Third Amendment to GFL 7th ARCA

Address:	North Andrews Employment Park, LLC
South Andrews Employment Park, LLC
c/o GFL Environmental Inc.	each as Guarantor
100 New Park Place #500,
Vaughan, ON, L4K 0H9	By:	/s/ Patrick Dovigi
Patrick Dovigi
Attention: Chief Executive Officer		Manager
Telecopier: 416-673-9380

Signature Page to Third Amendment to GFL 7th ARCA

BANK OF MONTREAL
as Administrative Agent

By	/s/ Benjamin Suissa
	Name:	Benjamin Suissa
	Title:	Vice President

Signature Page to Third Amendment to GFL 7th ARCA

BANK OF MONTREAL as a Lender, Swingline Lender, and Issuing Bank

By	/s/ Benjamin Suissa
	Name:	Benjamin Suissa
	Title:	Vice President

Signature Page to Third Amendment to GFL 7th ARCA

bank of montreal, chicago branch as a Lender

By	/s/ Andrew Berryman
	Name:	Andrew Berryman
	Title:	Director

Name:
Title:

Signature Page to Third Amendment to GFL 7th ARCA

the bank of nova scotia as a Lender

By	/s/ Vik Sidhu
	Name:	Vik Sidhu
	Title:	Director

/s/ Andrew Pryor
	Name:	Andrew Pryor
	Title:	Associate Director

Signature Page to Third Amendment to GFL 7th ARCA

national bank of canada
as a Lender

By	/s/ Jamie Davis
	Name:	Jamie Davis
	Title:	Managing Director

/s/ David Torrey
	Name:	David Torrey
	Title:	Managing Director & Head

Signature Page to Third Amendment to GFL 7th ARCA

canadian imperial bank of commerce
as a Lender

By	/s/ Martin Danaj
	Name:	Martin Danaj
	Title:	Executive Director

/s/ Stephen Redding
	Name:	Stephen Redding
	Title:	Managing Director

Signature Page to Third Amendment to GFL 7th ARCA

the toronto-dominion bank
as a Lender

By	/s/ Hassan Abbas
	Name:	Hassan Abbas
	Title:	Director

/s/ Peter Chudak
	Name:	Peter Chudak
	Title:	Director

Signature Page to Third Amendment to GFL 7th ARCA

jpmorgan chase bank, n.a., toronto branch
as a Lender

By	/s/ Syed Ali Hasan
	Name:	Syed Ali Hasan
	Title:	Vice President

Name:
Title:

Signature Page to Third Amendment to GFL 7th ARCA

barclays bank plc
as a Lender

By	/s/ Charlene Saldanha
	Name:	Charlene Saldanha
	Title:	Vice President

Signature Page to Third Amendment to GFL 7th ARCA

royal bank of canada
as a Lender

By	/s/ Chris Cowan
	Name:	Chris Cowan
	Title:	Authorized Signatory

Name:
Title:

Signature Page to Third Amendment to GFL 7th ARCA

goldman sachs lending partners llc
as a Lender

By	/s/ Dan Martis
	Name:	Dan Martis
	Title:	Authorized Signatory

Signature Page to Third Amendment to GFL 7th ARCA

atb financial
as a Lender

By	/s/ Amish Patel
	Name:	Amish Patel
	Title:	Director, Corporate Banking

/s/ Sabrina Bensaada
	Name:	Sabrina Bensaada
	Title:	Associate Director, Corporate Banking

Signature Page to Third Amendment to GFL 7th ARCA

FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC

By	/s/ David Sellitto
	Name:	David Sellitto
	Title:	Managing Director

/s/ Gian Guerrero
	Name:	Gian Guerrero
	Title:	Director

Signature Page to Third Amendment to GFL 7th ARCA